Exhibit 12

Statement Regarding Computation of

Ratio of Earnings to Fixed Charges

	Nine months ended September 30,		For the Year Ended December 31,
(dollar amounts in thousands)	2016	2015	2015	2014	2013	2012	2011
Earnings from continuing operations before provision for income taxes	$473,299	$631,120	$800,610	$1,094,207	$1,045,986	$931,065	$801,307

Add Fixed Charges:
Interest expense	100,886	99,156	131,676	131,689	124,535	125,992	124,705
Rent expense (interest portion) (a)	20,107	19,365	25,746	28,102	29,552	26,127	26,003

Total fixed charges	120,993	118,521	157,422	159,791	154,087	152,119	150,708

Earnings as adjusted	$594,292	$749,641	$958,032	$1,253,998	$1,200,073	$1,083,184	$952,015

Ratio of earnings to fixed charges	4.91	6.32	6.09	7.85	7.79	7.12	6.32

(a)	Fixed charges include the portion of rental expense that management believes is representative of the interest component.

The earnings to fixed charges ratio is calculated by dividing earnings available for fixed charges for each period by fixed charges for that period. Earnings available for fixed charges is calculated by adding pre-tax income from continuing operations and fixed charges. Fixed charges are the sum of interest expense, amortization of premiums, discounts and capitalized expenses related to indebtedness, and an estimated interest component of rental expense (from both continuing and discontinued operations). All interest expense for the Company is classified within continuing operations.